UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM N-17f-2

               Certificate of Accounting or Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

   811-07603                                         October 3, 2005

2. State Identification Number:

    AL                AK      AZ      AR                CA     CO
    CT                DE      DC      FL                GA     HI
    ID                IL      IN      IA                KS     KY
    LA                ME      MD      MA                MI     MN
    MS                MO      MI      NE                NV     NH
    NJ                NM      NY      NC                ND     OH
    OK                OR      PA      RI                SC     SD
    TN                TX      UT      VT                VA     WA
    WV                WI      WY      PUERTO RICO
    Other (specify):

3. Exact name of investment company as specified in registration statement:

   Mellon Institutional Funds Master Portfolio

4. Address of principal executive office: (number, street, city, state, zip code):

   Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Mellon Institutional Funds Master Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Standish-Mellon Short-Term Asset Reserve Portfolio's (the "Fund"), a series of Mellon Institutional Funds Master Portfolio, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 (the date of our last examination) through December 31, 2004.

- Confirmation of all securities held by the Depository Trust Company and the Federal Bank of Boston in book entry form and test of reconciliations between Mellon Bank, N.A.'s (the "Custodian") omnibus accounts with such institutions;
-  Confirmation of all securities out on loan with the securities lending agent;
-  Inspection of documentation for securities purchased but not received;
- Assessment of the Report of Controls Placed in Operations and Tests of Operating Effectiveness dated December 31, 2004 over the Custodian's operations; with respect to security purchases and security sales for the period from September 30, 2004 through December 31, 2004; and
- Reconciliation of all such securities to the books and records of the Fund and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
Boston, Massachusetts
October 3, 2005

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Mellon Institutional Funds Master Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Standish-Mellon Fixed Income Portfolio's (the "Fund"), a series of Mellon Institutional Funds Master Portfolio, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 (the date of our last examination) through December 31, 2004.

- Count and inspection of all securities located in the vault of Mellon Securities Trust Corp.;
- Confirmation of all securities held by the Depository Trust Company, Euroclear Bank S.A., and Federal Reserve Bank of Boston in book entry form and test of reconciliations between Mellon Bank, N.A.'s (the "Custodian") omnibus accounts with such institutions;
-  Confirmation of all securities out on loan with the securities lending agent;
-  Inspection of documentation for securities purchased but not received;
- Assessment of the Report of Controls Placed in Operations and Tests of Operating Effectiveness dated December 31, 2004 over the Custodian's operations; with respect to security purchases and security sales for the period from September 30, 2004 through December 31, 2004; and
- Reconciliation of all such securities to the books and records of the Fund and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
Boston, Massachusetts
October 3, 2005

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Mellon Institutional Funds Master Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Standish-Mellon Global Fixed Income Portfolio's (the "Fund"), a series of Mellon Institutional Funds Master Portfolio, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 (the date of our last examination) through December 31, 2004.

- Confirmation of all securities held by the Depository Trust Company, the Federal Bank of Boston, Euroclear Bank S.A., National Nominees Ltd. Auckland, and Development Bank of Singapore in book entry form and test of reconciliations between Mellon Bank, N.A.'s (the "Custodian") omnibus accounts with such institutions;
-  Confirmation of all securities out on loan with the securities lending agent;
-  Inspection of documentation for securities purchased but not received;
- Assessment of the Report of Controls Placed in Operations and Tests of Operating Effectiveness dated December 31, 2004 over the Custodian's operations; with respect to security purchases and security sales for the period from September 30, 2004 through December 31, 2004; and
- Reconciliation of all such securities to the books and records of the Fund and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
Boston, Massachusetts
October 3, 2005

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Mellon Institutional Funds Master Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Standish-Mellon High Yield Portfolio's (the "Fund"), a series of Mellon Institutional Funds Master Portfolio, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 (the date of our last examination) through December 31, 2004.

- Count and inspection of all securities located in the vault of Mellon Securities Trust Corp.;
- Confirmation of all securities held by the Depository Trust Company and Euroclear Bank S.A., in book entry form and test of reconciliations between Mellon Bank, N.A.'s (the "Custodian") omnibus accounts with such institutions;
-  Confirmation of all securities out on loan with the securities lending agent;
-  Inspection of documentation for securities purchased but not received;
- Assessment of the Report of Controls Placed in Operations and Tests of Operating Effectiveness dated December 31, 2004 over the Custodian's operations; with respect to security purchases and security sales for the period from September 30, 2004 through December 31, 2004; and
- Reconciliation of all such securities to the books and records of the Fund and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
Boston, Massachusetts
October 3, 2005

        Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Mellon Institutional Asset Management on behalf of Mellon Institutional Funds Master Portfolio: Standish-Mellon Fixed Income Portfolio, Standish-Mellon Global Fixed Income Portfolio, Standish-Mellon High Yield Portfolio and Standish-Mellon Short Term Asset Reserve Portfolio (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2004 and from September 30, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 and from September 30, 2004 through December 31, 2004 with respect to securities reflected in the investment account of the Funds.


Mellon Institutional Funds Master Portfolio


By:        /s/ PATRICK A. SHEPPARD
           -----------------------
           Patrick A. Sheppard

           President and Chief Executive Officer
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           October 3, 2005


By:        /s/ STEVEN M. ANDERSON
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           Steven M. Anderson

           Vice President and Treasurer
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           October 3, 2005